Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” and to the use of our report dated March 14, 2018 (except for Note 11 and Note 15, as to which the date is September 14, 2018), with respect to the consolidated financial statements of Talos Energy Inc., included in this Registration Statement (Form S-4) of Talos Energy Inc., Talos Production LLC, and the additional registrants listed on Schedule A, and the related Preliminary Prospectus of Talos Production LLC and Talos Production Finance Inc. for the Exchange Offer for $390,867,820 11.00% Second-Priority Senior Secured Notes due 2022 and Related Guarantees.

/s/ Ernst & Young LLP

Houston, Texas

September 14, 2018